UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Ivanhoe Mines Ltd.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
46579N

(CUSIP Number)
Ben Mathews
Rio Tinto plc
6 St. James’s Square
London SW1Y 4LD
United Kingdom
+44 (0) 20 7930 2399

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP
United Kingdom
+44 (0) 20 7655 5576
October 24, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		205,447,400 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

205,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,447,400 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.8 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

HC, CO

Page 2 of 30 Pages

SCHEDULE 13D

CUSIP No. 46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		205,447,400 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

205,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,447,400 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.8 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Page 3 of 30 Pages

Item 1. Security and Issuer.
          This Amendment No. 2 to Schedule 13D amends and restates (as amended and restated, the “Schedule 13D”) in its entirety the statement on Schedule 13D filed on November 3, 2006 (the “original Schedule 13D”) as amended by Amendment No. 1 to the Schedule 13D filed on September 12, 2007 (as amended, the “amended Schedule 13D”), with the Securities and Exchange Commission (the “SEC”), by Rio Tinto plc and Rio Tinto International Holdings Limited, relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 2. Identity and Background.
          This Schedule 13D is being filed by Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (“Rio Tinto”), and Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH”).
          Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group.
          The principal executive offices of each of Rio Tinto and RTIH are located at 6 St. James’s Square, London, SW1Y 4LD, United Kingdom.
          The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Rio Tinto and RTIH are set forth in Schedule A hereto and are incorporated by reference herein.
          During the last five years, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Rio Tinto and RTIH have entered into a Joint Filing Agreement, dated November 3, 2006, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act 1934, as amended (the “Exchange Act”).
Item 3. Source and Amount of Funds or Other Consideration.
          On October 18, 2006, RTIH and the Company entered into a Private Placement Agreement (as amended by the Amending Agreement, dated November 16, 2006, between RTIH and the Company (the “First Amending Agreement”) and the Amending and Additional Rights Agreement, as defined below, the “Private Placement Agreement”), a copy of which is attached as Exhibit B to the original Schedule 13D. The description of the Private Placement Agreement contained herein is qualified in its entirety by reference to Exhibit B, the First Amending Agreement and the Amending and Additional Rights Agreement, which are incorporated herein by reference.

Page 4 of 30 pages

          First Tranche Private Placement
          Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH 37,089,883 Shares (the “First Tranche Private Placement Shares”), representing upon completion, 9.95 per cent of the Company’s outstanding Shares, at an issue price of $8.18 per First Tranche Private Placement Share for an aggregate subscription price of $303,395,242.94 in cash, at a closing that occurred on October 27, 2006 (the “First Closing Date”).
          The funds for the subscription price for the First Tranche Private Placement Shares were obtained by RTIH from the working capital of Rio Tinto.
          Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, immediately after the issue of the First Tranche Private Placement Shares:
     (i)     non-transferable share purchase warrants (the “Series A Warrants”), exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 Shares, and
     (ii)    non-transferable share purchase warrants (the “Series B Warrants”), exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 Shares, for an aggregate subscription price of $1,000 in cash.
          The Series A Warrants and the Series B Warrants were issued to RTIH at a closing that occurred on the First Closing Date.
          The funds for the subscription price for the Series A Warrants and the Series B Warrants were obtained by RTIH from the working capital of Rio Tinto.
          Second Tranche Private Placement
          Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, an additional 46,304,473 Shares (the “Basic Second Tranche Private Placement Shares”), representing, upon completion, an additional 9.95 per cent of the Company’s outstanding Shares, at a price of $8.38 per Basic Second Tranche Private Placement Share for an aggregate subscription price of $388,031,483.74 in cash, at a closing to occur on the earlier of:
     (i) the 20th business day following the date, provided that such date is within three years of the First Closing Date (the “Approved OT Investment Contract Date”), that is the latest of (x) the date upon which the Company, or a subsidiary of the Company, enters into an investment agreement with the Government of Mongolia in respect of the Company’s Oyu Tolgoi copper and gold mineral development project (the “OT Project”) in Mongolia’s South Gobi region that is mutually acceptable to the Company and RTIH (an

Page 5 of 30 pages

“Approved OT Investment Contract”), (y) the date upon which the Company’s board of directors approves the Approved OT Investment Contract and (z) the date upon which RTIH notifies the Company that the Approved OT Investment Contract is acceptable and
     (ii)     the 10th business day following the date upon which RTIH gives notice to the Company of its election to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract (provided that such notice is given at any time prior to the third anniversary of the First Closing Date), or such later date as RTIH and the Company may agree in writing.
          RTIH’s obligation (but not its right) to complete the Second Tranche Private Placement will terminate if the prior approval of the Company’s shareholders for RTIH’s right to exercise the Series A Warrants and the Series B Warrants (the “Company Shareholder Approval Matter”) is not obtained within 60 days of the First Closing Date. The Company Shareholder Approval of the Company Shareholder Approval Matter was obtained on November 30, 2006, such date being within 60 days of the First Closing Date.
          If, upon issuance, the Basic Second Tranche Private Placement Shares would represent less than 9.95 per cent of the total number of Shares then issued and outstanding, RTIH will also have the option (the “Top Up Option”), exercisable prior to the closing of the Second Tranche Private Placement, to purchase up to that number of additional Shares, if any (the “Top Up Private Placement Shares”) that, when aggregated with the Basic Second Tranche Private Placement Shares, represent upon issuance 9.95 per cent of the total number of Shares then issued and outstanding. The issue price will be $8.38 per Top Up Private Placement Share unless, during the period commencing on the First Closing Date and ending on the date RTIH gives notice to the Company of its intention to exercise its Top Up Option, RTIH has fully exercised its pre-emptive and anti-dilution rights under the Private Placement Agreement, in which case the issue price will be equal to the lesser of (i) $8.38 and (ii) the closing market price of the Shares on the Toronto Stock Exchange on the date RTIH gives notice to the Company of its intention to exercise the Top Up Option.
          RTIH expects to obtain the funds for the subscription price for the Basic Second Tranche Private Placement Shares and the Top Up Private Placement Shares, if any, from the working capital of Rio Tinto.
          Series A Warrants and Series B Warrants
          The Series A Warrants and the Series B Warrants will not be exercisable unless and until the Company Shareholder Approval Matter has been (i) approved at a special meeting of the Company’s shareholders to be held within 45 days of, but in any event no later than 60 days after, the date of the Private Placement Agreement (the “Special Meeting”),1 by a majority of votes cast by holders of Shares (other than RTIH) present in person or by proxy (the “Company

[1]	The Special Meeting was held on November 30, 2006.

Page 6 of 30 pages

Shareholder Approval”) and (ii) approved, to the extent required in the reasonable opinion of RTIH, under the Investment Canada Act (Canada).
          The Series A Warrants and the Series B Warrants will automatically terminate if the Company Shareholder Approval Matter does not receive Company Shareholder Approval at the Special Meeting. The Company Shareholder Approval of the Company Shareholder Approval Matter was received at the Special Meeting on November 30, 2006.
          The Series A Warrants are exercisable by RTIH at any time thereafter until the 365th day following the date (the “Warrant Determination Date”) which is the earlier of:
     (i) the Approved OT Investment Contract Date; and
     (ii) the third anniversary of the First Closing Date,
     and the Series B Warrants will be exercisable by RTIH at any time after obtaining Company Shareholder Approval until the 725th day following the Warrant Determination Date.
          After receipt of the Company Shareholder Approval, each Series A Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one Share at a price of:
     (i) $8.38 until the 180th day following the Warrant Determination Date, and
     (ii) $8.54 after the 180th day until the 365th day following the Warrant Determination Date.
          After receipt of the Company Shareholder Approval, each Series B Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one Share at a price of:
     (i) $8.38 until the 180th day following the Warrant Determination Date,
     (ii) $8.54 after the 180th day until the 365th day following the Warrant Determination Date,
     (iii) $8.88 after the 365th day until the 545th day following the Warrant Determination Date, and
     (iv) $9.02 after the 545th day until the 725th day following the Warrant Determination Date.
          If all of the Series A Warrants and Series B Warrants were to be exercised, the aggregate purchase price payable by RTIH would be between $771 million and $808 million, depending upon the timing of the exercise of such warrants.

Page 7 of 30 pages

          RTIH expects to obtain the funds for the purchase price payable upon the exercise of the Series A Warrants and the Series B Warrants from the working capital of Rio Tinto.
          The Series A Warrants and the Series B Warrants are non-transferable by RTIH except to other members of the Rio Tinto group.
          Preemptive and Anti-Dilution Rights
          Pursuant to the Private Placement Agreement, RTIH has the right to acquire additional securities and participate in future financings by the Company, so as to maintain its proportional equity interest in the Company. RTIH is also entitled to anti-dilution rights in respect of the Series A Warrants and the Series B Warrants.
          Oyu Tolgoi Interim Funding Arrangement
          On September 11, 2007, RTIH and the Company executed a legally binding Heads of Agreement (the “Heads of Agreement”), pursuant to which a member of the Rio Tinto group (the “Lender”), to be designated by RTIH, will provide the Company with a $350 million non-revolving convertible credit facility (the “Facility”), upon the terms and subject to the conditions set forth in the Heads of Agreement. A copy of the Heads of Agreement is attached as Exhibit F to the amended Schedule 13D. The description of the Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.
          On October 24, 2007, RTIH and the Company entered into an Amending and Additional Rights Agreement (the “Amending and Additional Rights Agreement”), pursuant to which RTIH and the Company amended the Private Placement Agreement to give effect to certain terms from the Heads of Agreement. A copy of the Amending and Additional Rights Agreement is attached as Exhibit G hereto. On October 24, 2007, RTIH and the Company also entered into a Credit Agreement (the “Credit Agreement”) with respect to the Facility. A copy of the Credit Agreement is attached as Exhibit H hereto.
          Together, the Amending and Additional Rights Agreement and the Credit Agreement supersede virtually all of the provisions in the Heads of Agreement. The description of the Amending and Additional Rights Agreement and the Credit Agreement contained herein is qualified in its entirety by reference to Exhibits G and H, which are incorporated herein by reference.
          Subject to certain conditions to funding set forth in the Credit Agreement, the Facility is available for drawdown from October 24, 2007, or on such later date as (i) all of the conditions to funding have been satisfied or, if permissible, waived by the Lender and (ii) the initial drawdown notice has been given by the Finance Committee (as defined in the Credit Agreement) on behalf of the Company to the Lender, but which date will be no later than November 30, 2007 (the “Funding Date”) until September 12, 2010 (the “Maturity Date”). The initial drawdown under the Facility must be for a minimum of $150 million. Subsequent drawdowns must be for a minimum of the lesser of $25 million and the undrawn amount of the Facility. The aggregate amount of drawdowns under the Facility may not exceed $350 million. The Company and RTIH will establish a Finance Committee which will be responsible for drawdowns on the Facility.

Page 8 of 30 pages

The initial drawdown on the Facility by the Company occurred on October 26, 2007 in the amount of $150 million.
          Interest on the outstanding principal amount of the Facility (the “Loan”) will accrue from and after the date of advance until the Facility is repaid in full. The Loan will bear interest during each three month period at LIBOR (as defined in the Credit Agreement) plus 3.3 per cent per annum calculated on an actual over 360 days basis. The first interest period will commence on the Funding Date. If no Event of Default (as defined in the Credit Agreement) has occurred and is continuing on the last date of an interest period, the interest on the Loan then accrued will be added to the Loan. Once $108 million in interest on the Loan has been added to the Loan, all additional interest on the Loan will be paid by the Company in immediately available funds to the Lender. There will be no separate commitment fee for the Facility.
          If any amount payable by the Company is not paid when due (whether at the Maturity Date, by acceleration or otherwise), the Loan will bear interest at a rate equal to LIBOR, plus 5.3 per cent per annum calculated on an actual over 360 days basis.
          After the Funding Date, the Lender will have the option, at any time and from time to time upon three business days’ prior written notice to the Company, to convert all or part of the outstanding principal of, and accrued interest, if any, on the Facility (the “Loan Amount”) into Shares at a price of $10.00 per Share, subject to customary adjustments for corporate actions (the “Conversion Price”). If the Loan Amount has not previously been repaid in full and no Event of Default has occurred and is continuing, the Loan Amount subject to a maximum of $108 million of accrued but unpaid interest will be automatically converted into Shares on the Maturity Date at the Conversion Price.
          Pursuant to the Heads of Agreement, on the October 24, 2007, the Company issued to RTIH, and RTIH subscribed for, share purchase warrants (the “Series C Warrants”) exercisable to purchase an additional 35,000,000 Shares for an aggregate subscription price of $1,000. RTIH obtained the funds for the purchase of the Series C Warrants from the working capital of Rio Tinto. At any time and from time to time and subject to customary adjustment for corporate actions, only such number of Series C Warrants as is equal to the number of Series C Warrants issued (whether or not outstanding) multiplied by the Funding Proportion may be exercised. The Funding Proportion is equal to the lesser of one and the result obtained by dividing (i) the sum of all drawdowns under the Facility (whether or not outstanding) and all interest on the Facility added to the outstanding principal amount of the Facility by (ii) $350 million. Subject to customary adjustment for corporate actions, each Series C Warrant will be exercisable at a price of $10.00 per Share during the period commencing on October 24, 2007 and ending five years thereafter. RTIH expects to obtain the funds for the purchase price payable upon the exercise of the Series C Warrants from the working capital of Rio Tinto.
Item 4. Purpose of Transaction.
          The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

Page 9 of 30 pages

          RTIH has entered into the Private Placement Agreement to acquire a strategic stake in the Company in order to jointly develop and operate the OT project.
          Board of Directors
          Pursuant to the Private Placement Agreement, at all times, the board of directors of the Company will consist of at least ten (10) directors.
          From and after the First Closing Date, RTIH will be entitled (but not obliged) to nominate a number of qualified individuals (each, a “Rio Tinto Representative”) for appointment or election, from time to time, to the board of directors of the Company, as a proportion of the board of directors of the Company (the “Proportionate Number of Directors”), as is equal to the percentage of issued and outstanding Shares held by RTIH and its affiliates at that time (disregarding any unissued Shares underlying any unexercised Series A Warrants or Series B Warrants). Where such calculation results in the Proportionate Number of Directors not being a whole number, such Proportionate Number of Directors will be rounded up to the nearest whole number where such calculation ends with a figure .5 or greater and will be rounded down to the nearest whole number where such calculation ends with a figure less than .5.
          At all times, RTIH will be entitled to nominate as one of its Rio Tinto Representatives an individual who is not qualified as an independent director (defined as a director who is independent within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities, as amended, and who meets the equivalent independence criteria prescribed under U.S. securities laws and the listing or marketplace rules of the New York Stock Exchange or Nasdaq, to the extent applicable to the Company). If at any time RTIH is entitled to nominate more than one Rio Tinto Representative, then not less than one half of such Rio Tinto Representatives must qualify as independent directors.
          In addition, for as long as RTIH remains entitled to nominate at least one Rio Tinto Representative to the Company’s board of directors, RTIH will be entitled to nominate a Rio Tinto Representative selected by RTIH to the Company’s audit committee provided that such Rio Tinto Representative is an independent director and financially literate. Bret Clayton, currently Chief Executive of the Copper Group at Rio Tinto has been appointed to the Company’s board of directors as the Rio Tinto Representative.
          Preemptive Rights
          Pursuant to the Private Placement Agreement, if, at any time after the First Closing Date, the Company proposes, or becomes obliged, to issue any Shares (other than the issuance of Shares pursuant to certain exempt transactions) (“Dilutive Issuer Shares”), RTIH will have the right to purchase a number of additional Shares (the “Anti-Dilution Shares”) so as to maintain its proportional equity interest in the Company.
          Pursuant to the Private Placement Agreement, if, at any time prior to October 24, 2012, RTIH exercises its right to purchase all or part of the Anti-Dilution Shares to which it is entitled, RTIH will also be entitled to receive, for no additional consideration, a number of additional share purchase warrants (the “Anti-Dilution Warrants”) that would result in RTIH having the right to acquire, pursuant to the exercise or conversion of

Page 10 of 30 pages

all outstanding Convertible Securities beneficially owned by one or more members of the Rio Tinto group, a number of Shares that, upon issuance, would represent the same percentage of the outstanding Shares that RTIH would have beneficially owned if all of the then outstanding Convertible Securities beneficially owned by one or more members of the Rio Tinto group had been fully exercised immediately before the issuance of the Dilutive Issuer Shares and Anti-Dilution Shares. Each Anti-Dilution Warrant will entitle RTIH to purchase one Share at a price equal to the issue price per share of the Anti-Dilution Shares. If, when the Anti-Dilution Warrants are issued, any Series A Warrants remain unexercised and outstanding, that number of the Anti-Dilution Warrants bearing the same proportion as such outstanding number of Series A Warrants bears to the total number of Series A Warrants and Series B Warrants outstanding will have the same terms and attributes as the Series A Warrants and the remainder of the Anti-Dilution Warrants will have the same terms and attributes as the Series B Warrants, provided that, notwithstanding the foregoing, the expiry date of the Anti-Dilution Warrants will be at least one year from the date of issuance.
          If, at any time on or after the fifth anniversary of the First Closing Date, RTIH and its affiliates beneficially own, in the aggregate, a number of Shares representing less than 7.5 per cent of the total number of Shares issued and outstanding at such time, all of RTIH’s preemptive rights will immediately terminate and be of no further force or effect.
          Equity Financing Right of First Offer
          The Amending and Additional Rights Agreement provides that, if, at any time and from time to time until October 24, 2012, the Company is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to any person other than a member of the Rio Tinto group in any transaction (an “Equity Financing Transaction”), except for certain exempt transactions, the Company may only effect such Equity Financing Transaction subject to a right of first offer of RTIH (the “Right of First Offer”), exercisable within 30 days of receipt of written notice (the “Financing Notice”) of the contemplated Equity Financing Transaction (the “Exercise Period”). If the Right of First Offer is not exercised by RTIH prior to the expiry of the Exercise Period, the Company will have the right for a period of 60 days following the Exercise Period (the “Closing Period”) to issue all, but not less than all, of the Shares or Convertible Securities to the person or persons named in the Financing Notice for cash consideration having a value equal to or higher than the value of the cash consideration for which the Company offered the Shares or Convertible Securities to RTIH and on terms and conditions no less favourable to the Company than those set out in the Financing Notice.
          Restrictions on Share Acquisitions and Dispositions
          Pursuant to the Private Placement Agreement, RTIH has agreed that, until the fifth anniversary of the date of such Agreement, the Rio Tinto group will not, except with the prior approval of the Company:

Page 11 of 30 pages

     (i) engage in any Specified Activity,2
     (ii) prior to having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Shares or any securities convertible into or exchangeable for Shares (“Convertible Securities”) (other than Shares or Convertible Securities acquired through an issuance made by the Company or, with the consent of the Company, from Robert M. Friedland or any of his affiliates) representing, in the aggregate, more than 6.65 per cent of the then issued and outstanding Shares from time to time, or
     (iii) after having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Shares if, following such acquisition, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, (excluding any Shares issuable upon the conversion, exchange or exercise of any Convertible Securities) more than 46.65 per cent of the then issued and outstanding Shares.
          If the Company has terminated the Strategic Purchaser Covenant or given notice to RTIH of its intention to terminate the Strategic Purchaser Covenant and, as a result of the exercise of the Right of First Offer, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them and the completion of the acquisition of all Shares or Convertible Securities specified in the applicable Financing Notice), more than 46.65 per cent of the then issued and outstanding Shares, the foregoing restrictions as set forth in the Private Placement Agreement will be deleted in their entirety and cease to have any force and effect.
          The foregoing restrictions will not apply to the acquisition by RTIH of any Shares that Robert M. Friedland beneficially owns, directly or indirectly, pursuant to any rights of first refusal in favour of RTIH arising under the Shareholders’ Agreement between Robert M.

[2]	For purposes of the Private Placement Agreement, “Specified Activity” is defined to mean, in respect of the Company and, except as specifically contemplated or permitted by the terms of the Private Placement Agreement, any actions by a member of the Rio Tinto group to:

(i) make a takeover bid or a tender offer or participate as a bidder in any takeover bid or tender offer for any or all issued and outstanding Shares or Convertible Securities,

(ii) otherwise acquire, directly or indirectly, any Shares or Convertible Securities or any rights or options to acquire any Shares or Convertible Securities,

(iii) propose any merger, statutory arrangement or business combination between the Company and any member of the Rio Tinto group,

(iv) make any solicitation of proxies to vote any Shares, or

(v) form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act, with respect to any of the foregoing.

Page 12 of 30 pages

Friedland and RTIH, dated October 18, 2006 (the “Shareholders’ Agreement”), a copy of which is attached as Exhibit C to the original Schedule 13D, by reason of any proposed sale or disposition of Shares by Robert M. Friedland or any of his affiliates to any person who is not an institutional investor who meets certain prescribed criteria under the Private Placement Agreement.
          If, at any time, a person or persons jointly or in concert (other than a member of the Rio Tinto group or a person that is not at arm’s length to the Rio Tinto group), publicly announces its intention to commence a transaction which would result, if consummated, in any person, or group of persons acting jointly or in concert, acquiring beneficial ownership of more than 50 per cent of the outstanding Shares (a “Change of Control” and such transaction, a “Company Control Transaction”), or the Company publicly announces that its board of directors has approved an agreement which contemplates a Company Control Transaction, the Rio Tinto group will be immediately released from the foregoing restrictions but only for the limited purpose of giving the Rio Tinto group a reasonable opportunity to propose to the Company and/or commence an alternative Company Control Transaction. Unless a Company Control Transaction results in a Change of Control within 75 days after the Rio Tinto group is released from the foregoing restrictions or, after the end of such period, RTIH or any of its affiliates is actively pursuing an alternative Company Control Transaction that was commenced during such period, such restrictions will be deemed to have been re-imposed as of the later of the end of such 75 day period and the date that RTIH or any such affiliate completes or ceases actively pursuing its alternative Company Control Transaction, pending their expiry or the public announcement of another Company Control Transaction as contemplated above. For the purposes of the foregoing:
     (i) RTIH or any of its affiliates will be deemed to be actively pursuing an alternative Company Control Transaction at a particular time if, at that time, RTIH or any such affiliate has made a “formal bid” (as defined under Canadian securities laws) that has not expired for a sufficient number of Shares to effect a Change of Control or RTIH or any such affiliate is engaged in active negotiations with the Company with respect to such alternative Company Control Transaction, and
     (ii) nothing in the Shareholders’ Agreement will be construed as creating a non-arm’s length relationship between the parties to the Shareholders’ Agreement or their respective affiliates.
          Pursuant to the Private Placement Agreement, until the first anniversary of the First Closing Date, RTIH has agreed that the Rio Tinto group will not, except (i) pursuant to a Company Control Transaction, (ii) with the prior written consent of the Company, or (iii) to any person who is a member of the Rio Tinto group, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, make any short sale, transfer, assign, gift, enter into any derivative transaction in respect of, or otherwise dispose of, alienate or create any encumbrance in respect of (or announce any intention to effect the foregoing) (any of the foregoing, a “Transfer”) any Shares or Convertible Securities (or any voting rights or other rights attributable thereto) beneficially owned, directly or indirectly, by the Rio Tinto group, whether presently owned or subsequently acquired, or in respect of which the Rio Tinto group exercises control or direction.

Page 13 of 30 pages

          Thereafter, until the fifth anniversary of the date of the Private Placement Agreement, if RTIH intends to Transfer Shares representing 5 per cent or more of the total number of Shares then issued and outstanding to any person other than (i) a member of the Rio Tinto group, or (ii) an institutional investor who meets certain prescribed criteria under the Private Placement Agreement, and the proposed Transfer is not being made pursuant to a Company Control Transaction, the Company will have the right, for a period of not less than 60 days, to arrange for the sale of such Shares to a third party selected by the Company in its absolute discretion and reasonably acceptable to RTIH, on the same terms upon which RTIH intended to sell such Shares, failing which RTIH will be free to sell such Shares.
          If, at any time, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 46.65 per cent of the then issued and outstanding Shares, the restrictions described in the previous two paragraphs will not apply to the Transfer of any Shares by any of them provided that after such Transfer the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert continue to beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 45 per cent of the then issued and outstanding Shares.
          Divestiture of Non-Core Assets
          Pursuant to the Private Placement Agreement, the Company has agreed to dispose of its entire interest in the Monywa Copper Project, a joint venture between the Company’s wholly-owned subsidiary, Ivanhoe Myanmar Holdings Ltd., and Mining Enterprise No. 1, an entity wholly-owned by the Government of the Union of Myanmar, and any other rights, interests or investments held, directly or indirectly, by the Company in the Union of Myanmar (collectively, the “Myanmar Assets”), by no later than February 1, 2007. If such disposition does not occur by that date, RTIH has the right to cause the Company to transfer all of the Myanmar Assets to a trust of which none of the Company, RTIH, Robert M. Friedland, their respective affiliates, any person related to any of them or any person that is a resident of Myanmar or the United States or controlled by a resident of Myanmar or the United States are trustees or beneficiaries. In consideration of such transfer, the Company would receive a promissory note issued by the trust in an amount not less than $40 million plus 50 per cent of the cash receivable from the Myanmar Assets at the time of their sale to the trust. The Company would be entitled to additional compensation from any future sale of the Myanmar Assets by the trust in an amount to be determined but not less than 50 per cent of the amount by which such sale proceeds exceed the amount outstanding under the promissory note.
          In February 2007, the Company established and transferred all of the Myanmar Assets to a trust of which none of the Company, RTIH, Robert M. Friedland, their respective affiliates, any person who owns more than 5 per cent of the Company, RTIH or their respective affiliates, any person related to any of them or any person that is a resident of Myanmar or the United States or controlled by a resident of Myanmar or the United States are trustees or beneficiaries.

Page 14 of 30 pages

          The Company has also agreed to consult with RTIH in good faith and to use its best efforts to formulate timetables and strategies for the orderly disposition of all of its non-core assets situated outside of Mongolia as soon as reasonably practicable, having regard to the best interests of the holder of Shares as a whole. The Company has agreed to use its best efforts to divest itself of such other non-core assets in accordance with such timetables and strategies, provided that the precise timing and terms of any such disposition by Company will be subject to the prior approval of the Company’s board of directors in its absolute and exclusive discretion, acting reasonably and in good faith.
          Shareholders’ Agreement
          Pursuant to the Shareholders’ Agreement, Robert M. Friedland has agreed for a period of five years from the First Closing Date to vote or cause to be voted all of securities of the Company, including all Shares and Convertible Securities, held directly or indirectly by him and any of his affiliates (the “Owned Securities”), and, so long as they are held by Goldamere Holdings SRL, an additional 4,071,093 Shares, in favour of (i) the right of RTIH to exercise the Series A Warrants and the Series B Warrants, and (ii) any other transaction contemplated by the Private Placement Agreement for which the approval of the Company’s shareholders is required.
          Robert M. Friedland has agreed that he will not, and will procure that each of his affiliates will not, except as expressly permitted by the Shareholders’ Agreement, directly or indirectly, Transfer any of his Owned Securities without the express prior written consent of RTIH, subject to certain limited exceptions, including a Transfer to a permitted transferee or pursuant to a Company Control Transaction.
          Robert M. Friedland has also agreed to grant RTIH a right of first refusal and/or rights of placement with third parties, in respect of the Transfer by him of his Owned Securities to a third party, subject to certain limited exceptions, including a Transfer to a permitted transferee or pursuant to a Company Control Transaction.
          The Shareholders’ Agreement will terminate on the earlier of (i) the date Robert M. Friedland holds no Owned Securities and (ii) the fifth anniversary of the First Closing Date.
          The description of the Shareholders’ Agreement contained herein is qualified in its entirety by reference to Exhibit C attached to the original Schedule 13D, which is incorporated herein by reference.
          Registration Rights Agreement
          On the First Closing Date, the Company and RTIH entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit D to the original Schedule 13D, pursuant to which the Company has agreed to provide RTIH with certain registration rights in respect of the Shares held by RTIH.
          At any time after the first anniversary of the First Closing Date, RTIH may request that the Company file a registration statement with the SEC relating to all of the Shares in respect of which RTIH has requested registration (a “Demand Registration”). RTIH is entitled to demand up to five Demand Registrations provided that (i) the aggregate sale price of any Shares to be registered pursuant to a Demand Registration must be equal or greater than $35 million, (ii)

Page 15 of 30 pages

no more than two Demand Registrations may be requested in any twelve month period, and (iii) no request for a Demand Registration may be made within 90 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.
          If, at any time, the Company files a registration statement with the SEC, RTIH will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by RTIH as RTIH may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.
          The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.
          The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit D attached to the original Schedule 13D, which is incorporated herein by reference.
          Facility Agreement
          The purpose of the Facility is for RTIH to provide to the Company interim financing with respect to the development of the OT Project pending the execution of the Approved OT Investment Contract.
          Although Rio Tinto and RTIH have no present intention to acquire securities of the Company other than pursuant to the Private Placement Agreement, the Shareholders’ Agreement, the Heads of Agreement or the Amending and Additional Rights Agreement, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Private Placement Agreement, the Heads of Agreement and the Amending and Additional Rights Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of Rio Tinto and RTIH specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Rio Tinto and RTIH currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Rio Tinto and RTIH; the taxation implication of any such action; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Page 16 of 30 pages

          Except as set forth in this Schedule 13D, Rio Tinto and RTIH have no present plans or proposals which relate to or would result in:
     (i) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,
     (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,
     (iii) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries,
     (iv) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
     (v) Any material change in the present capitalization or dividend policy of the Company,
     (vi) Any other material change in the Company’s business or corporate structure,
     (vii) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person,
     (viii) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
     (ix) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or
     (x) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
          The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
          Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares. RTIH has also agreed to subscribe for an additional 46,304,473 Shares (and has the right to subscribe for Top Up Placement Shares if necessary), representing upon completion 9.95 per cent of the Company’s then outstanding Shares, upon the Company entering into an Approved OT Investment Contract as set forth in Item 3.

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          On the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion3, are currently exercisable to purchase an additional 15,000,000 Shares. As of October 26, 2007, the Loan Amount is convertible into an additional 15,000,000 Shares.
          Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 205,447,400 Shares which, assuming the subscription by RTIH for an additional 46,304,473 Shares (and any Top Up Placement Shares if necessary), the exercise of all the Series A Warrants and the Series B Warrants, the exercise of certain of the Series C Warrants and the conversion of the Loan Amount into Shares, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, would represent 37.8 per cent of Company’s outstanding Shares on a fully diluted basis.
          The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 374,749,332 Shares outstanding as of June 30, 2007, as contained in the Company’s quarterly report for the quarterly period ended June 30, 2007, furnished to the SEC on August 14, 2007.
          In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
          Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
          Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
          Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
          To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

[3]	As at October 26, 2007, the Funding Proportion is 3/7, which is equal to the lesser of one and the result obtained by dividing (i) $150 million, the total drawdown under the Facility, by (ii) $350 million.

Page 18 of 30 Pages

          Oyu Tolgoi Interim Funding Facility
          The Company will not be permitted to make prepayments of the Loan Amount.
          The indebtedness of the Borrwer in respect of the Credit Agreement will rank in priority to other current and future indebtedness of the Company, except certain Permitted Debt (as defined in the Credit Agreement). The Company must ensure that its subsidiaries do not incur any indebtedness except for Permitted Debt.
          Security for the Facility will comprise (i) pledges of and first ranking charges over the shares of Ivanhoe Mines Delaware Holdings, LLC, Ivanhoe Mines, Aruba Holdings LLC A.V.V. and Ivanhoe Oyu Tolgoi (BVI) Ltd., all subsidiaries of the Company, and (ii) a general security agreement between the Lender and the Company creating a security interest and floating charge over all present and after-acquired personal property and interests in land and real property of the Company, including the 2 per cent net smelter returns royalty from the OT Subsidiary (as defined below) that the Company purchased from BHP Minerals International Exploration Inc. The security will terminate (a) 60 days following the Approved OT Investment Contract Date if no Event of Default has occurred and is continuing at such time or (b) upon the repayment or conversion in full of the Loan Amount in accordance with the terms thereof.
          The Lender may call the Loan Amount upon delivery of notice (the “Demand Notice”) to the Company (i) contemporaneously or within 30 days of the completion of the Second Tranche Private Placement, (ii) contemporaneously or within 30 days after the exercise by RTIH of any Series A Warrants, Series B Warrants and/or Series C Warrants having an aggregate exercise price equal to or greater than the Loan Amount on the date of exercise, (iii) following a Change of Control, and (iv) upon an Event of Default (as defined in the Credit Agreement). If the Lender calls the Loan Amount, the Company must repay the Loan Amount within five business days of receipt of the Demand Notice and the Facility will be canceled.
          Pursuant to the Amending and Additional Rights Agreement, the Company agrees that the repayment of the Loan Amount pursuant to a Demand Notice delivered in accordance with the terms of the Credit Agreement may be satisfied by RTIH, upon notice to the Company, setting off such amount of the subscription price of the Second Tranche Private Placement or the exercise price of any Series A Warrants, Series B Warrants or Series C Warrants as is specified in the notice and is equal in the aggregate to the Loan Amount. The Company agrees to accept such set-off as full payment and satisfaction of such subscription price or exercise price, as the case may be.
          Following and within 30 days after the completion of (i) an equity financing by the Company or any of its subsidiaries (including a financing of debt convertible into equity but excluding (x) a financing that is made solely to one or more members of the Rio Tinto group or (y) a financing that is made by a subsidiary of the Company in which the proceeds of such financing is solely to fund the operations of one or more mineral exploration or mine

Page 19 of 30 Pages

development projects owned directly or indirectly by that subsidiary (other than the OT Project) or (ii) the sale by the Company or any of its subsidiaries of any assets (including shares of any subsidiary of the Company) with an aggregate value in excess of $50 million, in each case, the Lender may deliver a notice to the Company requiring the funds therefrom to be used, within five business days, to repay the Loan Amount or such portion thereof as is equal to such proceeds (each such payment a “Mandatory Repayment”). A Mandatory Repayment will not cancel the Facility.
          The Credit Agreement provides that until the Funding Date, the Company (i) will not cause or permit an Adjustment Event (as defined in the Private Placement Agreement) to occur; and (ii) will not issue any Shares or Convertible Securities except pursuant to certain exempt transactions. The Company has agreed to certain other covenants and also made certain representations pursuant to the Credit Agreement.
          The Amending and Additional Rights Agreement provides that, until October 24, 2012, the Company will not, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to a person who is not a retail investor or an institutional investor who meets certain prescribed criteria under the Private Placement Agreement (any such person, a “Strategic Purchaser”) if, following such acquisition, the Strategic Purchaser and all persons with whom the Strategic Purchaser is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, more than 5 per cent of the then issued and outstanding Shares (the “Strategic Purchaser Covenant”). The Company may terminate the Strategic Purchaser Covenant upon 60 days’ written notice to RTIH. The Company may not terminate the Strategic Purchaser Covenant during the Exercise Period or the Closing Period.
          The description of the Heads of Agreement, the Amending and Additional Rights Agreement and the Credit Agreement contained herein is qualified in its entirety by reference to Exhibits F, G and H, respectively, which are incorporated herein by reference.
          Equity Financing Right of First Offer
          The Amending and Additional Rights Agreement provides that, if, at any time and from time to time until October 24, 2012, the Company is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to any person other than a member of the Rio Tinto group in any Equity Financing Transaction, except for certain exempt transactions, the Company may only effect such Equity Financing Transaction subject to the Right of First Offer, exercisable within the Exercise Period. If the Right of First Offer is not exercised by RTIH prior to the expiry of the Exercise Period, the Company will have the right during the Closing Period to issue all, but not less than all, of the Shares or Convertible Securities to the person or persons named in the Financing Notice for cash consideration having a value equal to or higher than the value of the cash consideration for which the Company offered the Shares or Convertible Securities to RTIH and on terms and conditions no less favourable to the Company than those set out in the Financing Notice.

Page 20 of 30 Pages

          Use of Proceeds
          Pursuant to the Private Placement Agreement, the Company has agreed that it will use not less than 90 per cent of the proceeds received from the issuance of the Shares to RTIH under the Private Placement Agreement and from the exercise of the Series A Warrants, the Series B Warrants and the Series C Warrants to fund expenditures in respect of the development of the OT Project.
          Pursuant to the Credit Agreement, the Company has agreed that it will apply all amounts borrowed by it under the Facility exclusively on expenditures in accordance with, as applicable, the Operations Plan and Budget or the Suspension Plan (each as defined in the Credit Agreement). No part of the amount borrowed by the Company under the Facility may be spent on or in relation to any project other than the OT Project, except that up to $17.5 million of such amount may be spent on or in relation to other projects located in Mongolia. Any departure in the application of amounts borrowed under the Facility from the Operations Plan and Budget or the Suspension Plan, as applicable, must be agreed by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if RTIH has appointed the chairman of the Technical Committee, any departure in the application of amounts borrowed under the Facility from the Operations Plan and Budget or the Suspension Plan may be agreed by a majority vote of the Technical Committee. These obligations will survive any repayment, conversion or cancellation of the Facility, except that upon a Mandatory Repayment resulting from the sale by the Company or any of its subsidiaries of any assets with an aggregate value in excess of $50 million, these obligations will not apply in respect of the amount of such Mandatory Repayment.
          OT Project Right of First Refusal
          Pursuant to the Private Placement Agreement, RTIH has been granted a right of first refusal in respect of the Company’s interests in the OT project that is exercisable for a period of 60 days, subject to certain limited exceptions, if the Company intends to dispose of any interest in the OT Project to a third party. In respect of any such proposed disposition, the Company must first offer such interests to RTIH at an equivalent price and on equivalent terms and conditions to those available to the third party to whom such proposed disposition is to be made and from whom the Company has received an offer on bona fide arm’s length terms. RTIH’s right of first refusal is inoperative unless, at the time the Company proposes to make any such disposition, Rio Tinto and its affiliates beneficially own (disregarding any unissued Shares underlying unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Shares that is equal to or greater than the First Tranche Private Placement Shares.
          If the Company proposes to dispose of any interest in the OT Project in respect of which Rio Tinto would be entitled to exercise its right of first refusal but for the fact that the Rio Tinto group then owns an insufficient number of Shares, RTIH will nonetheless be entitled to exercise its right of first refusal if it elects to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract.
          The Private Placement Agreement also provides that the Company and RTIH will consult with one another regarding further opportunities for the Rio Tinto group to participate in the OT Project.

Page 21 of 30 Pages

          Technical Committee
          Pursuant to the Private Placement Agreement, RTIH and the Company have agreed to establish a technical committee (the “Technical Committee”) to manage all aspects of the engineering, construction, development and operation of the OT Project. The Company and RTIH will, through the Technical Committee, cooperatively oversee and supervise all operations in respect of the OT Project. All material activities and operations in respect of the OT Project must be approved by the Technical Committee before they can be undertaken.
          The Technical Committee will consist of two members from the Company, two members from RTIH and a fifth member who will act as the chairman of the Technical Committee and as the senior manager of the OT Project. The chairman of the Technical Committee will be an individual reasonably acceptable to both the Company and RTIH. The Company has the right to appoint the chairman of the Technical Committee during the first three years following the First Closing Date. The Company’s President and Chief Executive Officer, John Macken, will serve as the first chairman of the Technical Committee and senior manager of the OT Project. After three years, RTIH will have the right to appoint the chairman of the Technical Committee and senior manager of the OT Project.
          RTIH’s right to appoint members and be represented on the Technical Committee will immediately terminate if Rio Tinto and its affiliates beneficially own (disregarding any unissued Shares underlying any unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Shares that is less than the number of First Tranche Private Placement Shares.
          Any decision of the Technical Committee in respect of which a consensus cannot be reached among its members will be subject to a vote in respect of which each of the five members of the Technical Committee will have one vote.
          During the three year period following the First Closing Date, the unanimous consent of all Technical Committee members will be required for matters involving (a) asset or property acquisitions or contractual commitments requiring expenditures exceeding $100 million, (b) acquisitions of interests in land or mineralization within the geographical areas comprising the OT Project requiring expenditures exceeding $10 million, or (c) any material amendments to the existing OT Project long term mine plan or the adoption of any new long term mine plan.
          Pursuant to the Amending and Additional Rights Agreement, while RTIH maintains a representative on the Technical Committee, RTIH will have the right to appoint the Managing Director of Ivanhoe Mines Mongolia Inc. XXK, a wholly-owned subsidiary of the Company (the “OT Subsidiary”) who (i) will report to the chairman of the Technical Committee, (ii) will be responsible for the matters set out in a position description to be agreed by all members of the Technical Committee and (iii) may be replaced by RTIH at any time and from time to time.
          While RTIH maintains a representative on the Technical Committee, RTIH will have the right to appoint the Chief Financial Officer of the OT Subsidiary who (i) will report to the Managing Director of the OT Subsidiary, (ii) will be responsible for the matters set out in a position description to be agreed by all members of the Technical Committee and (iii) may be replaced by RTIH at any time and from time to time.

Page 22 of 30 Pages

          The Company will cause the OT Subsidiary to appoint the Managing Director and Chief Financial Officer appointed by RTIH. The position description for each of the Managing Director and Chief Financial Officer may only be amended by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if RTIH has appointed the chairman of the Technical Committee, the position description for each of the Managing Director and Chief Financial Officer may be amended by a majority vote of the Technical Committee.
          Technical Assistance
          For as long as RTIH is represented on the Technical Committee, the Company may request RTIH’s assistance with certain matters pertaining to the development and operation of the OT Project including engineering, mine planning and design, metallurgical and process design, procurement of plant and equipment and environmental planning and management. RTIH will provide such services subject to having the available resources and to the parties negotiating mutually acceptable agreements. During the five year period following the First Closing Date, these services will be provided to the Company at RTIH’s out-of-pocket cost and, thereafter, at a cost no less favourable than that charged by any Rio Tinto group member to any other Rio Tinto group member.
          OT Investment Contract Negotiations
          Pursuant to the Private Placement Agreement, the Company has agreed to keep RTIH fully informed from time to time of the status of the negotiations with the Government of Mongolia for an OT Investment Contract. RTIH, acting reasonably, will have the right to consult with the Company from time to time with respect to all aspects of such negotiations and will be entitled to appoint at least two individuals acceptable to the Company, acting reasonably, to the group of Company representatives participating in such negotiations.
          Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rio Tinto and RTIH or, to the best of their knowledge, any of the persons named in Schedule A hereto or between Rio Tinto or RTIH and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 23 of 30 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M. Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007

Page 24 of 30 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 26, 2007

Rio Tinto plc

/s/ Roger P. Dowding Signature

Roger P. Dowding / Deputy Secretary Name/Title

Rio Tinto International Holdings Limited

/s/ Roger P. Dowding Signature

Roger P. Dowding / Secretary Name/Title

Page 25 of 30 Pages

SCHEDULE A
Rio Tinto plc
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Paul Skinner	Chairman of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Dick Evans	Chief Executive of Rio Tinto Alcan	1188 Sherbooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Ashton Calvert	Non-executive director of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Sir David Clementi	Chairman of Prudential plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Vivienne Cox	Executive Vice-President of BP plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Sir Rod Eddington	Chairman of JPMorgan	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Mike Fitzpatrick	Director of Squitchy Lane Holdings	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Page 26 of 30 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Richard Goodmanson	Executive Vice President and Chief Operating Officer of DuPont	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Yves Fortier	Non-executive director of Rio Tinto	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Lord Kerr	Chairman of the Court and Council of Imperial College, London	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

David Mayhew	Chairman of Cazenove Group plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Sir Richard Sykes	Director of Rio Tinto and director of Lonza Group Ltd.	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Paul Tellier	Non-executive director of Rio Tinto	1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2, Canada	Canada

Executive Officers

Bret Clayton	Chief Executive of the Copper group	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Preston Chiaro	Chief Executive of the Energy group	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Eric Finlayson	Head of Exploration	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Oscar Groeneveld	Chief Executive of the Aluminum group	Level 33 55 Collins Street Melbourne Victoria 3000 Australia	Australia

Keith Johnson	Group Executive, Business Resources	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Page 27 of 30 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Andrew Mackenzie	Chief Executive of the Diamonds and Minerals group	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Ben Mathews	Company Secretary	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Grant Thorne	Group Executive Technology and Innovation	Comalco Place 12 Creek Street Brisbane QLD 4000 Australia	Australia

Sam Walsh	Chief Executive of the Iron Ore Group	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Page 28 of 30 Pages

Rio Tinto International Holdings Limited
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Dan Larsen	Head of Controllers	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Christopher Lenon	Head of Taxation	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Ian Ratnage	Head of Treasury	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Ben Mathews	Company Secretary of Rio Tinto plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Executive Officers

Roger Dowding	Deputy Secretary of Rio Tinto plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Page 29 of 30 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

C	Shareholders’ Agreement between Robert M. Friedland and Rio Tinto International Holdings Limited*

D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited*

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.**

G	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.

H	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.

*	Filed as an exhibit to the original Schedule 13D on November 3, 2006

**	Filed as an exhibit to the amended Schedule 13D on September 12, 2007

Page 30 of 30 Pages